P.E. 2/21/02

02016611

EXECUTED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

RECD S.E.C.
FEB 2 1 2002
080

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 21, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

PROCESSED
MAR 0 1 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

BBVA

NOTIFICATION OF RELEVANT EVENT

Item 1 of the Agenda of the Annual General Meeting of Shareholders of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA) to be held March 9th, 2002, is:

ONE.- To review, and if pertinent, approve the Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and Management Report, of the Banco Bilbao Vizcaya Argentaria, S.A. and its Consolidated Financial Group. Allocation of profit; distribution of dividend. Approval of the management of the company. All the aforementioned referring to the year ended December 31, 2001.

In connection with the **dividend distribution**, the proposed fourth and last interim dividend for the year 2001 in the amount of 0.128 euros is to be paid on April 10th, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 21, 2002

By: ______________________

Name: Miren Josune Basabe Puntox

Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.